UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at November 30, 2009

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F.....X....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: December 7, 2009

Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

TASEKO TO RECEIVE $180 MILLION TO JOINT VENTURE 25% OF GIBRALTAR MINE

November 30, 2009 - Taseko Mines Limited (TSX: TKO; NYSE AMEX: TGB) announces that it has signed a letter of intent with Sojitz Corporation ("Sojitz") to establish by early 2010 a joint venture over Taseko's Gibraltar copper/molybdenum mine in which Taseko will hold 75% and Sojitz 25%. Sojitz will pay approximately $180 million to Taseko for its 25% interest. Taseko will continue to be the operator of Gibraltar.

Russell Hallbauer, President and Chief Executive Officer of Taseko commented, "The formation of this joint venture with a prominent Japanese company is an important step for Taseko, advancing our business plan that includes establishing strategic alliances. As well, it confirms the value that Taseko management has created over the past few years at Gibraltar and underscores the importance of having this long life asset.

This transaction also represents a major advancement of plans to develop our 100% owned Prosperity gold/copper project. With the closing of this transaction, we will have a significant portion of the equity requirement for the construction of a new mine at the Prosperity property.

We are very pleased to have attracted a world class partner in Sojitz. Their historical investments in the British Columbia mining industry and their global trade capabilities position them as an ideal partner for Taseko."

Sojitz Corporation is a Japanese-based diversified trading company with interests in the machinery, energy and metals, chemicals and consumer products sectors. Sojitz has also made a number of equity investments in the British Columbia mining industry.

The completion of this transaction is subject to ongoing Sojitz due diligence activities, the negotiation and execution of mutually acceptable definitive binding agreements and customary closing deliveries. The letter of intent provides for exclusivity of negotiations and a break fee payable by Taseko.

For further information on Taseko, please see the Company's website www.tasekomines.com or contact: Brian Bergot, Investor Relations - 778-373-4545, Toll Free 1-800-667-2114.

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address intended future agreements, future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.